Call Assistant Overview



Q2, 2020



Call Assistant Today

Call Assistant, Inc is a mobile application company focused on delivering innovative Mobile AI technology to mobile users. Our goal is helping to create an enhanced experience when answering and managing personal and business.

- Launched Call Assistant in Q4, 2019, 2M+ projected recurring Annual Revenue expected in 2021*
  - Current Downloads ~10k in US Market
  - Preparing to Launch in Canada, UK and Australia in 2020
  - Expanding carrier market beyond the top 5 to include an additional 15 operators in 2020

* All Financial forecasting is a projection of revenue that can not be guaranteed.





Call Assistant Management

- Lonnie Wills, CEO – 22 yr veteran in IT, Software development. CEO of G2Technologies, CEO of CloudTrigger, CIO of Bakbone Software and CEO of e-botz.

- Paulo Taylor, CTO – Co-founder of ebuddy.com with over 350M accounts, Techcrunch Best International Startup 2009 Award and Best Innovative Entrepreneurship of Portuguese Diaspora Award



Call Assistant Board of Directors

- Lonnie Wills, CEO, Call Assistant
- Paulo Taylor, CTO, Call Assistant
- Don Allen, CIO, Excelerate Brands (Summit Partners VC Fund)





Call Assistant Overview

- Call Assistant
- Raising $2.5 million Series A Round via a convertible note.
- Wefunder Campaign goal to raise 1.07M to assist in the Series A Round.
- Technology and go to market partnerships with Amazon, Twilio and Google.





Highlights for 2019

- Designed and built Call Assistant app for the Android platform
- Launched the company officially in Q4, 2019.
- Over 4k users in Beta to test and work with our product.
- All organic growth with no marketing dollars spent.
- Hired Lonnie Wills as our CEO





Launched Call Assistant

- Launched CA on 4/1/2020
- Started small targeted marketing efforts on 4/15
- created ~ 1550 new accounts in April, 2020.
- First investor funds 50k for marketing.
- Initiated marketing campaign in May, 2020, added ~4700 new accounts.
- Initiated marketing plan with Ad agency in June to deliver programmatic approach to Digital ads to drive customer base
- Architecture currently supports 20+ languages
- Over 16k+ Downloads since we launched in March





Competitive Analysis

Features	Call Assistant Inc.	You Mail	Drupe	Callapp	Eyecon	Hiya	True Caller	Robokiller
Call Screener	X							
Screener to Text	X							
Video Calls	X							
Call Hold	X							
Call Hold Music	X							
AI auto Screener Response	X							
HD Calling	X							
Voicemail to Text	X	X						
Voicemail	X	X						
Web App	X	X						
Call Recording	X		X	X				
CallerID	X	X	X	X	X	X	X	
Dialer	X	X	X	X	X	X	X	
Spam Blocker	X	X	X	X	X	X	X	X





User Acquisition



Total Accounts

- April 15th – Launched marketing campaign 100 per day on google / facebook
- May 10th - Test Campaign – wide audience with Facebook and Google Ads
- June – Preparing for Programmatic Digital Campaign to launch on the 28th, 10.5k
- July – Running Programmatic Digital Campaign and Google Ads, Spend is 600 USD per a day.
- September 1st – Over 18,000 installs





Q1-Q2 Revenue, 2020



- March 15th – Launch product into production in US market only - 2.7k
- April 15th – Launched marketing campaign – 2.7k
- May 10th - Test Campaign ~ 7k
- June – August – Test campaigns to validate audience and approach for marketing spend

Our marketing efforts and customer feedback have validated our marketing plan



Financial Forecast

Profit and Loss (In Millions)	2020	2021	2022
Revenue *	2	10	30
CA monthly Subscriptions	.2	2	6
CA Annual Subscriptions	1.8	8	24
Cost of Goods Sold	.7	3.5	11
Gross Profit	1.3	6.5	19
Total Expense	2	5	15
Income before Tax	-.7	1.5	4

- Estimated Series A round of 2.5M – 5M
- Approx. burn rate for 2020 would ramp to 500K/month by December

*This slide contains forward looking projections which cannot be guaranteed.

Use of Funds

Resources	2020	2021	2022
Senior Developers	225k	1M	2M
Product Manager	100k	150k	500k
Support Engineers	90k	250k	1M
QA Team	50k	250k	1M
Off Shore Dev	90k	100k	1M
Marketing	1.3M	3M	6.5M
Support	100k	200k	2M
IT Equipment/Software	45k	100k	1M
Total Cost	2M	~5M	15M

- Estimated Series A round of 2.5M – 5M
- Approx. burn rate for 2020 would ramp to 200K/month



Potential Exit Strategy

- Acquisition
  - Twilio
    - Strategic Partner
  - Carrier
    - T-Mobile
    - AT&T
  - Google





Term Sheet

- Issuer – Call Assistant, Inc.

- Current Valuation: 5M

- Amount of Financing: 1.07M

- Securities Offered: Convertible Notes

- Convertibility: Preferred Series A "Qualified Financing"

- Discount: 15% on Series A offering at time of conversion.





Contact Info

- Lonnie Wills, CEO
- Lonnie.Wills@callassistantapp.com





Appendix A





Bio for Lonnie Wills, CEO



Lonnie Wills launched G2Technologies in 2012 in response to a growing demand from his clients for complete Software as a Service (SaaS) solutions that incorporate cloud computing technologies and services. As CEO, he was responsible for the technology, vision and architecture of some of the most innovative SaaS solutions in the marketplace today. Wills is a visionary who has been instrumental in developing global SaaS strategies and applications, such as G2Analytics, G2Data and G2Maps.

Wills recently sold his last startup company CloudTrigger, Inc. in 2012 where he was instrumental in creating one of the top 25 leading SaaS IT services companies. Wills began his career in IT consulting as a manager and senior consultant at IBM and he has held executive positions including Senior Vice President of CIO Consulting Practice at Bluewolf, Vice President of Global Services at Astadia and CIO of BakBone Software, a publicly traded company. Additionally, Wills was founder and CEO of e-botz, a business intelligence software company(sold in 2003) based on "Bot Technology" with products like Network Query Language "NQL" and "Content Anywhere."

Lonnie is a recognized industry leader with more than 20 years of experience in IT consulting and management, a frequent speaker on SaaS and cloud technology.





Bio for Paulo Taylor, CTO



Paulo Taylor has been an enthusiastic entrepreneur since he left his home town seeking for a place with enough room for his immense potential. In The Netherlands he worked as software developer and software engineer. After several years of experience in different companies of the field he created his own company, eBuddy BV. With a predictable success due to the innovation and utility of the developed applications, eBuddy reached to more than 350 million users worldwide leading the company's research and development efforts, he's one of the inventors responsible for several innovative patents in computing technology and IM (instant messaging).

In 2009 Paulo Taylor was recognized by the President of Portugal with the Innovative Entrepreneurship of Portuguese Diaspora award and his career has ever since become best known for its telecommunications innovative engineering, software design and development and enterprise solutions.





Bio for Don Allen, Board Member



Don is currently CIO of Excelerate Brands where he works with a skilled team of industry experts to acquire and grow e-commerce fashion businesses. Prior to Excelerate, he worked on the Peak Performance Team at Summit Partners, providing guidance and support to technology leaders across Summit's diverse portfolio.

Before moving into private equity, Don was the Senior Director of Technical Operations for zulily, where he worked directly with the CIO to scale the infrastructure and technical compliance areas of the business as it grew from a startup to a public company. Prior to zulily, Don held similar technical leadership positions with drugstore.com (acquired by Walgreens), ONYX software (acquired by Consona) and Costco Wholesale. Don began his career in the United States Navy.

Don holds a BS in computer science from the University of Maryland and an MS in computer information systems management from the University of Maryland's Graduate School of Technology.



















